February 3, 2014

Re:          GeoPark Limited (the “Company”)
Registration Statement on Form F-1
Registration No. 333-191068

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2 P.M. Eastern Standard Time on February 5, 2014 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Maurice Blanco of Davis Polk & Wardwell LLP, U.S. counsel to the Company, at (212) 450-4086 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

* * *

Sincerely,

GeoPark Limited

By:	/s/ Pedro Aylwin
	Name:	Pedro Aylwin
	Title:	Director of Governance and Legal

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

[Signature Page to Company Acceleration Request]